EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2012

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) has been prepared based on information known to management as of April 2, 2013.

The Company changed its fiscal year end from March 31 to December 31, effective for the period ending December 31, 2011. The change in the fiscal year end was made for the purpose of streamlining the Company’s financial reporting.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2012 prepared in accordance with International financial reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F, including the AIF and recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and the NYSE MKT. It is primarily in the business of exploring for metals and minerals. The Company conducts exploration on properties located primarily in Turkey, Haiti, Europe, Southwest United States, and the Asia Pacific region. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”).

Eurasian operates primarily as a prospect generator. Under the prospect generation business model, Eurasian develops and acquires quality mineral exploration projects and then options or sells such projects to other parties. By optioning or selling interests in its projects to third parties, Eurasian reduces its exposure to the costs and risks associated with early stage mineral exploration. This preserves the Company’s treasury, which can be utilized for further project acquisitions and strategic investments. In consideration for selling or optioning its projects, the Company typically retains an equity interest in the project or receives shares in the capital of the company acquiring it.

HIGHLIGHTS FOR THE YEAR

  The Company acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”) effective August 17, 2012. As a result of the acquisition, BULM has become a wholly-owned subsidiary of EMX. BULM has a 1% gross smelter return (“GSR”) royalty (the “Leeville royalty”) on a portion of Newmont Mining Corporation's operations and projects on the Carlin Trend in Nevada, including the Leeville mine and the Four Corners project;

  The Company signed an agreement with Centerra Gold Inc. (“Centerra”) to regain 100% control of the Akarca gold- silver project in Turkey previously held within a joint venture option agreement between Eurasian and Centerra. Drilling at the Akarca project continued to discover additional zones of gold-silver mineralization, as well as extend the known mineralized zones;

  Eurasian acquired the Neavesville gold-silver property located in the Hauraki goldfield of New Zealand's North Island by staking, and with minimal cost. EMX subsequently entered into an agreement with Glass Earth Gold Limited (“GEL”) giving GEL an option to acquire the Property by way of staged payments and work obligations as well as reimbursement of EMX's exploration costs;

  The Company’s common shares began trading on the NYSE MKT (formerly NSYE Amex) under the ticker symbol “EMXX”; and

  The Company announced its participation in ongoing discoveries at the Malmyzh porphyry copper-gold district in Far East Russia by way of an investment in Inter Geo Resources LLC (“IGR”), a privately-held exploration company.

Changes to Management and the Board

James A. Morris was appointed to the Board on August 17, 2012.

Jan N. Steiert was appointed to the newly-created position of Chief Legal Officer of the Company on August 15, 2012.

OUTLOOK

As the year 2013 progresses, the Company is well-poised to take advantage of the prevailing financial market conditions which have adversely impacted the funding of junior exploration companies. This is especially so in light of EMX’s growing royalty portfolio, which includes the Company’s Northern Carlin Trend Leeville royalty. The Leeville royalty paid over US $4.1 million during the twelve months ending December 31, 2012, of which US$1.75 million was received by Eurasian since the BULM acquisition on August 17, 2012. Royalty revenues coupled with projects advanced using partner funding places EMX in a strong position in the coming year to continue building its portfolio and to acquire quality assets from companies not so strongly positioned.

ACQUISITION OF BULLION MONARCH

On August 17, 2012, the Company completed its acquisition of Bullion following approval of the merger by BULM's shareholders at a special meeting held on the same day. Under the terms of the merger agreement, BULM shareholders received 0.45 of an EMX common share and US $0.11 in cash for each share of BULM common stock held as of the record date. The value of the total consideration paid to BULM shareholders was approximately US $36.4 million.

BULM has a 1% GSR royalty on several of Newmont Mining Corporation's operations and projects on the Carlin Trend. Further details of the acquisition are outlined in Note 3 to the annual consolidated financial statements for the year ended December 31, 2012.

EXPLORATION REVIEW

EMX’s on-going success in executing the prospect generation business model led to the accomplishment of several corporate goals during the last year. Major milestones include option agreements to sell the Golcuk and Trab-23 properties in Turkey and an option agreement to sell the Neavesville gold-silver property in New Zealand. All three agreements are structured to generate future revenue streams and provide organically generated royalty assets to the benefit of EMX. Meanwhile the EMX team continued to develop new early stage opportunities worldwide to fill the exploration pipeline. These efforts led to investing in the Malmyzh copper-gold joint venture in Far East Russia. EMX’s early investment in Malmyzh at the grassroots stage positions the Company for participating in the project as it develops into a belt-scale exploration discovery.

The flagship program in Turkey underscores EMX’s longstanding success elsewhere in the exploration portfolio. Drilling at the Akarca gold-silver project continued to discover additional zones of gold-silver mineralization, as well as extend the known mineralized zones. EMX regained 100% control of the Akarca asset after Centerra had invested US $5 million adding value on the property. Akarca is a district-scale exploration play that has further upside discovery potential and is advancing towards initial resource definition.

The last year has been challenging, for the industry in general, and for EMX as well. Although the EMX-Newmont Strategic Venture in Haiti continued to advance multiple drill-ready projects and generate new high-priority grassroots exploration targets for follow-up, the pending Mining Convention has yet to be ratified by the Haitian government. In the western U.S., Vale Exploration Canada Inc. (“Vale”) focused their resources on drilling the Copper Basin Designated Project, and elected to exit the regional strategic alliance. Notwithstanding, these developments emphasize the strength of the prospect generation business model, which allows the Company to acquire quality exploration properties worldwide, diversify risk, and provide multiple opportunities for exploration success while preserving the corporate treasury.

FAR EAST RUSSIA - MALMYZH

In September 2012, the Company announced its participation in ongoing discoveries at the Malmyzh porphyry copper-gold district in Far East Russia. Eurasian identified IGR as an early-stage investment opportunity in 2011. EMX has a 36% equity position on a fully-diluted basis. The Malmyzh exploration and mining licenses are held by a joint venture between IGR (51%) and Freeport McMoran Exploration Corporation ("Freeport" or "FMEC") (49%), with IGR operating and managing the project.

IGR advised that diamond drilling confirmed porphyry copper-gold mineralization at fourteen separate target areas within a district-scale, 16 by 5 kilometer intrusive corridor. Copper-gold porphyry mineralization consists of near-surface (i.e., within 2-50 meters of the surface) zones of chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization. As of September 2012, 90 drill holes (29,300 meters) had been completed with 59 holes intersecting significant (>0.3% copper equivalent) copper-gold mineralization. IGR reported drill intercepts from two of the fourteen prospects as highlighted below:

  Freedom Prospect: 111.6 meters (25.2-136.8m) averaging 0.80% copper and 1.01 g/t gold (1.51% Cu equivalent) within a broader zone of 459.3 meters (25.2-484.5m) averaging 0.36% copper and 0.41 g/t gold (0.65% Cu equivalent),

  Central Prospect: 406.7 meters (43.9-450.6m) averaging 0.52% copper and 0.29 g/t gold (0.72% Cu equivalent), and
  Central Prospect: 223.1 meters (423.1-646.2m) averaging 0.54 % copper and 0.18 g/t gold (0.66% Cu equivalent).

Copper equivalent is calculated as Cu% + (Au g/t x 0.7) . Metallurgical recoveries and net smelter returns are assumed to be 100%. Reported intervals are interpreted as true widths in porphyry style mineralization. Further discussion of IGR’s exploration results and EMX’s due diligence data verification and Quality Assurance/Quality Control procedures can be found in the Company’s September 6, 2012 news release.

EMX understands that IGR is continuing exploration assessment with a 2012-2013 drilling program currently in progress. EMX believes that Malmyzh is rapidly developing into a belt-scale exploration play.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Malmyzh.

TURKEY

Eurasian holds exploration and exploitation licenses in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, and porphyry copper gold targets. EMX also holds royalty interests on Balya and other properties. Drill programs were conducted at the Akarca property and the Sisorta joint venture project, as well as the Balya royalty property during the reporting period. In addition, EMX continued evaluating and partnering other projects in the property portfolio, while assessing new exploration opportunities.

Akarca

The Akarca project is a 2006 EMX grassroots exploration discovery located in Turkey’s Western Anatolia region. The property contains multiple prospects of epithermal gold-silver mineralization within a district-scale area. Gold and silver mineralization occurs as structurally focused vein-style and disseminated-style mineralization in silicified zones. The quartz veins typically host higher-grade mineralization, while the silicified halos in the wall-rocks host lower-grade disseminated mineralization. The mineralized zones are consistently oxidized to depths of 80 to 100 meters. The property’s six primary mineralized zones are covered by two exploitation licenses. EMX filed an updated NI 43-101 technical report for Akarca on SEDAR in January 2012.

Akarca had been in a joint venture with a subsidiary of Centerra Gold Inc. (“Centerra”) pursuant to an agreement dated December 23, 2008 whereby Centerra could earn up to a 70% interest in the property. In mid-2012, Centerra earned an initial 50% interest in the property as a result of investing over US $5 million in drilling, geological mapping, geochemical sampling, and geophysical surveys. EMX regained 100% interest in the Akarca property from Centerra in October 2012 in return for relieving Centerra of certain exploration and payment obligations. The Company is currently in advanced discussions with a number of potential partners interested in the property.

The 2012 exploration program included drilling, surface trenching, geochemical sampling, geologic mapping, and geophysical surveys to explore for new discoveries, as well as extend the known mineralized zones. Initial 2012 work commenced with a gravity survey and structural geologic compilation that identified through-going structural trends interpreted as important controls for gold-silver mineralization. This new structural framework provided an important tool for further delineating the known gold-silver prospects, as well as for increasing the potential to discover new mineralized zones under cover, and served as an important guide for drill targeting.

EMX reported mid-2012 Akarca exploration results on July 19, 2012 that included a drill intercept of 26.1 meters averaging 4.47 g/t gold and 16.39 g/t silver, with a higher-grade sub-interval of 5.8 meters averaging 13.59 g/t gold and 49.65 g/t silver at the Sarikaya Tepe prospect (true widths interpreted to be 55-65% of reported interval). This intercept is notable as a new target type hosted above and at the intersection of vein structures and the underlying basement contact, thereby increasing the project's exploration potential.

EMX initiated a follow-up drill program in December 2012 to test new target concepts, as well as extend gold-silver mineralization identified from previous exploration. The first two holes were drilled at the Sarikaya Tepe prospect, with results that included an oxide intercept starting at surface of 36.4 meters averaging 5.67 g/t gold and 53.31 g/t silver, with a sub-interval of 2.15 meters averaging 89.34 g/t gold and 835.16 g/t silver (true widths interpreted as 60-75% of reported interval length). The drill results also included an oxide intercept starting at 18.2 meters of 101.0 meters averaging 1.25 g/t gold and 7.95 g/t silver at the Percem Tepe prospect (true width interpreted as 65-75% of reported interval length). EMX's 2012-2013 drill program extended the strike length of the targeted prospects, confirmed continuity of the mineralized zones, and intersected the highest grade gold-silver mineralization encountered to date on the property. These latest results, from three different prospect areas, underscore the district-scale exploration potential of the Akarca property.

To date, 88 drill holes totaling over 11,000 meters, 3,100 rock and 3,300 soil geochemical samples, 74 line-kilometers of IP-resistivity surveys, and a property-wide gravity survey have been completed, mostly paid for by partner funding. Less than 20% of the 14,000 meters of vein target strike length as currently defined by mapping and IP-resistivity anomalies have been drill tested so far.

Refer to EMX news releases dated July 19, 2012, January 18, 2013, and March 1, 2013 for more information on the Akarca exploration results and a description of the Quality Assurance and Quality Control measures used by Eurasian for the project.

Sisorta

The Sisorta project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate these resources are described in EMX’s news release dated June 16, 2009. Near-surface, oxide mineralization represents 76% of the indicated gold ounces, and 73% of the inferred gold ounces, thereby establishing the property’s potential for developing a small scale, open pit mining operation.

The Sisorta joint venture is 51% owned by Chesser Resources Ltd. and 49% by EMX. The JV had granted Çolakoglu Ticari Yatirim A.S., a privately owned Turkish company, an option to buy the Sisorta JV property in April 2012, but was subsequently advised by Çolakoglu that the option was terminated effective March 21, 2013. In 2012, Çolakoglu completed a 46 hole, 5,500 meter diamond drill program and other technical work totaling approximately US $2.5 M in expenditures before terminating its option. In addition, Çolakoglu made an upfront cash payment to EMX of US $80,216. EMX and Chesser are currently evaluating the data generated from Çolakoglu’s work, and initiating discussions with other parties interested in the property’s oxide gold and porphyry copper exploration potential.

Balya

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped, 4% net smelter return (“NSR”) royalty that it retained when it sold the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. in 2006. Dedeman converted the Balya exploration license to an exploitation license in February 2012 as a key step to advancing the project from exploration to production status.

Eurasian has been advised by Dedeman about its recent exploration work. Dedeman’s 2012 diamond drill program focused on resource delineation for the Hastanetepe lead-zinc-silver zone. The new drilling expanded the high-grade lead-zinc-silver mineralization in the Hastanetepe zone to the east and southeast, and included intercepts of 14.3 meters (172.8 –187.1 m) averaging 18.15 % lead, 9.14% zinc, and 242.4 g/t silver, and 18.0 meters (33 – 51 m) averaging 13.83% lead, 4.68% zinc, and 110.0 g/t silver (true widths are estimated at 70-90% of the reported interval length). Refer to EMX news releases dated January 30, 2012 and October 2, 2012 for more information on Dedeman’s drill results and a discussion of the Quality Assurance/Quality Control procedures used for the project. Since acquiring the property from EMX in 2006, dedeman has completed 176 core holes totaling over 31,000 meters. Dedeman’s efforts continue to focus on the Hastanetepe zone.

Golcuk

The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeast Turkey, and is covered by one exploitation license. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Pasinex Resources Ltd. (CNSX: PSE; FSE: PNX) of Vancouver, British Columbia signed an option agreement in July 2012 to acquire a 100% interest in EMX’s Golcuk property for a combination of staged issuances of three million Pasinex shares and work commitments totalling US $750,000 over a four year period. EMX retains a 2.9% NSR royalty, which Pasinex has the option of buying down to 2% within six years of the agreement date for US $1,000,000.

Trab-23

The Trab-23 gold (copper-molybdenum) porphyry property is located in northeast Turkey, and covers over 19 square kilometers. The property was acquired by EMX at minimal cost in 2007.

Tumad Madencilik Sanayi ve Ticaret A.S. ("Tumad"), a private Turkish company, executed a definitive option agreement in February, 2013 to acquire Trab-23 from EMX. The agreement provides for in-ground spending requirements to further develop the asset's value, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. Following exercise of its option to acquire the property, Tumad may elect to retain the property, and after such election, shall pay annual minimum royalties of US $100,000 commencing upon the first anniversary of such exercise. Upon production from the Trab-23 licenses, Tumad will pay EMX Turkey a 3% NSR royalty from production. The annual minimum royalties will be credited to 80% of the NSR royalty then payable.

Other Properties in Turkey

Several potential partners have expressed interest in EMX’s Alankoy copper-gold porphyry property. The Elmali property was dropped early in 2012 due to a lack of encouraging exploration results. Eurasian continues to evaluate other projects in the portfolio and assess new exploration and acquisition opportunities in Turkey.

Qualified Person

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Turkey.

AUSTRALIA AND ASIA-PACIFIC

Eurasian’s Australia and Asia-Pacific business unit continued to focus on exploring the Koonenberry gold belt in New South Wales, Australia. The Company also acquired the Neavesville gold-silver property located in the Hauraki goldfield of New Zealand's North Island and subsequently executed a definitive agreement with Glass Earth Gold Limited (TSX-V: GEL; NZAX: GEL) for an option to acquire the property from Eurasian. EMX continues to identify early stage exploration opportunities throughout the region.

Koonenberry, NSW, Australia

EMX’s Koonenberry gold project is covered by over 1,600 square kilometers of contiguous exploration licenses either 100% owned or controlled by Eurasian. The licenses cover prospective ground that hosts gold occurrences and exploration targets along the length of the 100 kilometer Koonenberry gold belt. The license package was reduced from the previous year following the relinquishment of less prospective areas.

EMX’s exploration team completed 400 square kilometers of 1:20,000 scale geological mapping and rock-chip sampling, in addition to finishing BLEG (Bulk Leach Extractable Gold) stream sediment sampling over the entire project area in 2012. As well, a series of detailed geochemical grids were completed over structural targets identified by more than 1,000 samples of surficial lag, 17,000 meters of shallow regolith drilling, and a number of trenches. This substantial work program led to the identification of priority targets for follow-up reverse circulation (“RC”) drilling.

EMX’s 1,300 meters of RC drilling identified zones of bedrock gold mineralization hosted in carbonaceous sediments with silica-sulfide alteration within the Nuntherungie Basin. Drill intercepts include 5 meters averaging 0.7 g/t gold, 9 meters averaging 0.4 g/t gold, 4 meters averaging 0.6 g/t gold, and 2 meters averaging 0.6 g/t gold (true widths unknown). These drill results are an especially important advancement for the project, as a key objective at Koonenberry has been to identify and delineate the bedrock source(s) of eluvial gold specimens found on the property.

Exploration in 2013 will follow-up on further first-pass exploration targets resulting from EMX’s enhanced understanding of the geological and mineralization controls in the region. On-going discussions continue with potential parties interested in partnering with EMX on the property.

EMX’s Koonenberry exploration samples were collected in accordance with accepted industry standards and procedures. Samples were typically submitted to ALS Chemex in Brisbane (ISO 17025 accredited). Gold was analyzed by fire assay with an ICP AES finish, and multi-element analyses were determined with aqua regia digestion and ICP MS/AAS techniques. BLEG analysis was by ICPMS. Routine QA/QC analysis was conducted on all assay results, including the systematic utilization of blanks, standards, and field duplicates.

Neavesville, New Zealand

The Neavesville property occurs in the Hauraki goldfield of New Zealand's North Island. The property hosts a variety of gold-silver mineralization styles that include replacement bodies in black shales and breccias, as well as higher-grade, structurally controlled quartz veins. This mineralization has geologic features similar to other deposits of the Hauraki goldfield, including Newmont's Martha Hill gold-silver mine located 25 kilometers to the southeast. EMX acquired the Neavesville exploration permits by staking and with minimal cost.

EMX granted an option to acquire the property to Glass Earth Gold Limited in November 2012. The agreement was structured with a) in-ground spending requirements to further develop the asset's value, including 5,000 meters of drilling to confirm the historic results and issue a current NI 43-101 or Joint Ore Reserves Committee (“JORC”) compliant resource technical report, b) a pre-production revenue stream denominated in terms of gold ounces, and c) a revenue stream based on production, all to the benefit of EMX.

The Neavesville project consists of two exploration permits totaling over 30 square kilometers that cover two main centers of epithermal gold-silver mineralization (i.e., Neavesville and Chelmsford). The principal target, named Trig Bluffs, has a historic near-surface inferred resource of 3.2 million tonnes averaging 2.7 g/t gold and 8.9 g/t silver, and containing 289,000 ounces of gold and 944,000 ounces of silver (R. Brathwaite, IGNS report, 1999; 2001). In addition, a separate higher-grade historic inferred mineral resource of approximately 0.47 million tonnes at 7.1 g/t gold and 20.7 g/t silver, and containing 107,000 ounces of gold and 312,000 ounces of silver, was reported for mineralization at depth beneath Trig Bluffs (R. Brathwaite, IGNS report, 1999; 2001). A Qualified Person has not performed sufficient work to classify the historic estimates as current mineral resources, and EMX is not treating the estimates as current mineral resources. The historic estimates should not be relied upon until they can be confirmed. However, the drill-delineated Trig Bluffs gold-silver mineralization described in the IGNS report is considered relevant.

During the reporting period, EMX conducted reconnaissance due diligence geologic mapping, verification rock sampling, and a geophysical survey at Neavesville. Over 20% of EMX's rock samples (total of 35 samples) assayed greater than 0.2 g/t gold, including 4.12 g/t, 2.74 g/t, and 1.89 g/t gold. EMX conducted an orientation Controlled Source Audio-Frequency Magneto Tellurics (“CSAMT”) geophysical survey over the project, which highlighted the known areas of mineralization, as well as a number of previously unknown or untested mineralized targets. The CSAMT survey highlighted the relatively underexplored nature of the project, even though the property hosts a historic JORC resource.

See EMX’s news release dated November 19, 2012 for further details on the historic resource, agreement with Glass Earth, EMX’s exploration results and for a description of the Quality Assurance and Quality Control measures used by Eurasian for its Neavesville project.

Qualified Person

Mr. Chris Spurway, MAIG, MAusIMM, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Australia and the Asia-Pacific.

HAITI

Eurasian and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the “JV”), are exploring a land position along 130 kilometers of strike length of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing exploration for six joint venture Designated Projects across northern Haiti that contain multiple gold, copper, copper-gold and copper-gold-silver occurrences, prospects, and deposits.

Designated Projects with Newmont

An over-arching focus of the JV’s exploration programs has been systematic evaluation of the JV’s extensive property portfolio across northern Haiti. These programs included: (a) geological mapping (69 square kilometers) and road-cut/trench mapping (645 meters), (b) geochemical sampling (combined total of 14,060 soil/auger, rock, BLEG, and channel/trench samples), and (c) ground geophysical surveys (148.9 line-kilometers of magnetics and 39.4 line-kilometers of dipole IP). This work was conducted on several high priority projects and exploration targets at the La Miel, Northwest Haiti, North Central Haiti, Northeast Haiti, and Grand Bois “surrounding properties” Designated Projects.

A Memorandum of Understanding (“MOU”) signed by the JV and the government of Haiti was announced in April 2012. The MOU established protocols to continue discussions regarding the pending Mining Convention and allowed drilling on select projects. Subsequently, Newmont reported reconnaissance drilling at the La Miel Designated Project that consisted of thirteen core holes totaling 2,207 meters.

Government Negotiations and Mining Convention

Negotiations with the Government of Haiti to conclude the Mining Convention are ongoing. Once ratified, the Mining Convention will set the financial and related conditions for project exploration, development, exploitation and closure. The joint venture has put all field exploration programs in Haiti on care and maintenance status pending a satisfactory outcome of these discussions.

EMX’s Grand Bois Research Permit

As announced in April 2012 Newmont relinquished its interest to EMX in the 50 square kilometer Research Permit that covers the Grand Bois historic resource area. The joint venture’s previous drilling tested the near-surface, oxide gold zone, as well as the property’s copper exploration potential.

EMX is in discussions with the Haitian government for a two year extension to explore the property’s porphyry potential. Although initial indications were positive, it is now unclear whether the license extension will be granted or not. As a result, EMX placed the work related to the Grand Bois technical report on hold pending the government’s decision on the requested extension.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Haiti.

NORTH AMERICA

Eurasian’s property and royalty portfolio in North America, held through wholly-owned subsidiary Bronco Creek Exploration (“BCE”), is comprised of 24 exploration properties covering more than 46,000 hectares in Arizona, Nevada, Utah, and Wyoming. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein targets. Eurasian currently has five properties partnered through BCE.

EMX acquired four new porphyry copper projects and one gold project through generative work substantially funded by its partners in 2012. In addition, EMX acquired two grassroots gold exploration properties in Alaska during the year.

The Copper Basin copper-molybdenum property is a Designated Project with Vale. Vale can earn an initial 60% interest in the Copper Basin Designated Project by spending US $4.5 million in exploration expenditures over a four year period that started in September, 2011. Vale is 100% funding a 2013 drill program. EMX also had a Regional Acquisition Agreement with Vale, but Vale elected to terminate the regional program in 2012. EMX now 100% controls the properties that were covered under the regional program with Vale, and has quickly gained interest from a number of potential partners for available projects in the portfolio.

Copper Basin Designated Project

The Copper Basin copper-molybdenum property is located in central Arizona, approximately 50 kilometers north-northwest of Phoenix. The project contains numerous surface shows of copper mineralization and portions of the property were explored during the porphyry copper exploration boom of the 1960s and 1970s. Fifteen known drill holes were completed during this period within a tightly confined, 500 by 1000 meter area. While most of the holes were shallow (i.e., less than 130 meters total depth), Humble Oil and Refining Company completed five deeper holes. The historic drill results identified the presence of a copper-molybdenum mineralized porphyry system.

The Company’s geologic mapping, geochemical sampling, and an airborne (ZTEM and magnetic) geophysical survey identified four new copper-molybdenum mineralized breccias during the last year. The breccias show evidence for multiple pulses of alteration and mineralization. EMX’s work has increased the surface expression of the Copper Basin system from 0.5 square kilometers to a 1.5 square kilometer target area of porphyry-style alteration and mineralization. The Copper Basin drill program with Vale is currently underway, with Eurasian as the operator.

Mesa Well

The Mesa Well property, located in southeastern Arizona, is a porphyry copper-molybdenum target. A four-hole, 2,151 meter drill program, funded by Vale, was completed in the first quarter of 2012. Two holes intersected porphyry-style alteration and veining with associated weak copper-molybdenum mineralization that increased in intensity to the north. Vale relinquished its rights to the Mesa Well Designated Project in June 2012. EMX has completed permitting for a follow-up drill program over new target areas.

Silver Bell West

The Silver Bell West project, partnered with GeoNovus Minerals Corp. (“GeoNovus”) (TSX-V: GNM), is a porphyry copper-molybdenum target adjacent to the active ASARCO Oxide Pit mine located northwest of Tucson, Arizona. EMX recently completed a GeoNovus funded geologic mapping campaign that identified surface alteration and mineralization patterns for follow-up drill testing. As announced by GeoNovus in a February 19, 2013 news release, the two hole 2013 drill program totalled 696.5 meters, and encountered hydrothermally altered granite; assay results are pending.

Red Hills

The Red Hills porphyry copper-molybdenum property, located in central Arizona, is partnered with GeoNovus and Inmet Mining Corp. (TSX:IMN). In September GeoNovus issued a news release on the 2012 drill results. As reported by GeoNovus, reconnaissance hole RH-2 confirmed the presence of a fault-displaced portion of a porphyry system under Tertiary gravels, including intercepts of 0.39% Cu over 9.75 meters and 0.42% Cu over 11.8 meters (true widths are unknown). In a February 25, 2013 news release GeoNovus announced commencement of a follow-up drill program that is currently underway.

Middle Mountain

The Middle Mountain property is a porphyry copper-molybdenum target located in central Arizona that is partnered with GeoNovus and Inmet Mining Corp. Beginning in September 2012, two holes totaling 687 meters were drilled to test IP anomalies and geochemical zoning identified from historic data. EMX’s evaluation of the exploration data, which in total includes 30 kilometers of IP and 16 drill holes totaling 4,323 meters, led to the conclusion that the drilling to date significantly reduced the property’s potential. On February 8, 2013, Inmet and GeoNovus terminated the program.

Superior West

The Superior West JV with Freeport McMoRan Exploration Corporation (“Freeport”) is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property. The Superior West property covers several porphyry copper targets, as well as the western extension of the historic Magma Vein. Freeport completed a two hole, 1,972 meter reconnaissance drill program in 2012 that targeted a previously identified geophysical anomaly adjacent to historic drilling and intersected weak porphyry-style alteration and anomalous copper geochemistry.

Yerington West

The Yerington West property is located in the Yerington mining district of west-central Nevada. EMX geologists identified a previously unrecognized porphyry center concealed beneath younger cover rocks in the southwestern portion of the district. Joint venture partner Entrée Gold Inc. (“Entrée”) (TSX:ETG; NYSE:EGI) funded drilling in 2010, with one hole reaching the target depths beneath post-mineral cover and intersecting 120 meters of porphyry-style mineralization. Entrée completed a second hole in 2012 that encountered weak alteration and mineralization. Based upon EMX’s structural geologic reconstructions, the most recent hole is situated distal from the projected porphyry center, and as a result, significant mineralization was not expected.

Other Work Conducted by Eurasian in the Western U.S. and Alaska

EMX continued field evaluation of other properties in the BCE portfolio, as well as grassroots exploration for Carlin-type systems in Nevada and porphyry copper targets in Arizona, Nevada, and Utah. New opportunities were also evaluated in Alaska, including the Moran Dome and Liberty gold properties.

EMX is in discussions with a number of potential partners for available North American properties, as well as for regional exploration alliances.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on North America.

EUROPE

EMX’s work focused on the exploration programs in Sweden during the year, while also reviewing early-stage business opportunities elsewhere in Europe.

Sweden

Eurasian’s Swedish subsidiary has a portfolio of 27 exploration permits totaling over 1,050 square kilometers. This portfolio includes porphyry copper and Iron-Oxide-Copper-Gold (IOCG) properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX entered into a Strategic Alliance and Earn-In Agreement focused on copper exploration with Antofagasta Minerals S.A. (“Antofagasta”) in 2011. The Company’s 2012 work focused on property acquisitions, assessments and drill testing of portions of the Kiruna South Designated Project.

EMX and Antofagasta Strategic Alliance. EMX and Antofagasta are conducting copper exploration in Sweden under a Strategic Regional Alliance Agreement. Seventeen of EMX’s exploration licenses are in partnership with Antofagasta. EMX nominates properties with high exploration potential for Antofagasta’s consideration as Designated Projects. Antofagasta can choose to accept Designated Project status for a property by entering into a Joint Venture Earn-in Agreement with a right to earn up to 70% of the project. If a property is declined as a Designated Project, EMX is free to advance that property on its own terms with no further obligation to Antofagasta. Kiruna South is a Designated Project comprised of multiple exploration licenses in the Kiruna area. In 2012, Antofagasta sole funded work within the Kiruna South Designated Project. Antofagasta also selected the Norrmyran property as a Designated Project in January 2012, but later relinquished its rights and the property is now 100% controlled by EMX.

Kiruna South Designated Project. The Kiruna South Designated Project is located in the Kiruna iron-copper-gold metallogenic province of northern Sweden. EMX reported results from a seven hole, 1,975 meter reconnaissance diamond drill program at the Sakkek prospect on July 9, 2012. Drill hole SAK-1B intercepted 60.5 meters of 0.24 % copper and 0.11 g/t gold and drill hole SAK-2B intercepted 147.3 meters of 0.17 % copper and 0.1 g/t gold (true widths unknown). Drill hole SAK-4, drilled 300 meters to the south, also intersected mineralization at the bottom of the hole. Mineralization in these three holes is primarily hosted in hydrothermal breccias and vein swarms cutting strongly altered granitoids and rhyolitic dikes. See Company news release dated July 9, 2012 for further details on EMX’s exploration results and a description of the Quality Assurance and Quality Control measures used for the Sakkek prospect drilling.

EMX and Antofagasta also conducted reconnaissance diamond drilling on the Saivo 3 prospect during the last year targeting a 25 kilometer long structural corridor containing multiple geochemical copper anomalies identified by historic till sampling programs. Three shallow reconnaissance core holes intersected copper mineralization developed along structural features cutting weakly altered granitoid and metasedimentary host rocks. The joint venture is planning a program of deep till sampling to refine drill targets for a follow-up campaign.

Other EMX Property Interests in Sweden. EMX is advancing the Storåsen copper-gold-PGE property and the Aitik South copper-gold property outside of the Strategic Regional Alliance with Antofagasta. EMX also holds royalty interests in the Viscaria and Adak properties acquired from the 2010 purchase of the Phelps Dodge Exploration Sweden AB assets.

Serbian Royalty Properties

EMX has NSR royalties 2% on gold and silver, and 1% on all other metals over certain properties held by Reservoir Minerals Inc. (“Reservoir”) (TSX-V: RMC). Eurasian’s Serbian properties were sold to a predecessor in title to Reservoir in 2006 for cash, NSR royalties, work commitments, and other considerations.

Reservoir announced encouraging drill results from their Timok joint venture with Freeport during 2012. (Reservoir’s news releases dated March 1, July 16, September 4, and December 10, 2012). EMX’s Brestovac royalty property is part of the land package that makes up the Timok JV. Reservoir’s drill results are not on EMX’s royalty ground, but are located approximately 1,000 meters east of the property boundary. Although Brestovac has prospective geology related to the nearby area that Reservoir reported the drill results from, this is not necessarily indicative that similar mineralization occurs within EMX’s royalty property position. Elsewhere in EMX’s Serbian royalty portfolio, encouraging high-grade gold intercepts were recently reported by Reservoir from the Deli Jovan project (Reservoir news release dated February 27, 2013).

Qualified Person

Dr. Duncan Large, Eur. Geol., C. Eng, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Europe.

KYRGYZ REPUBLIC

EMX’s Gezart property and other assets were sold to South Korea’s Young Hyun Chemical Company for a 2.5% NSR royalty and a US $30,000 cash payment. All of EMX’s in-country assets have been divested, debts cleared, and programs terminated.

RESULTS OF OPERATIONS

Year ended December 31, 2012

The net loss for the year ended December 31, 2012 was $20,902,053 compared to $9,748,817 for the prior year’s comparative period which was the nine months ended December 31, 2011 (“prior period” or “2011”) due to the Company’s change in year end. The comparison of a twelve month period for 2012 to the nine month period for 2011 should be considered when reviewing the results of operations. The loss for the year ended December 31, 2012 was made up of $8,330,201 (2011 - $3,837,224) in net exploration expenditures, $9,393,196 (2011 - $5,632,573) in general and administrative expenses, and other losses totaling $3,715,691 (2011 - $279,020) offset by $537,035 (2011 – $Nil) in net royalty income. Some items to note are:

Revenues:

The Company began receiving royalty revenue from the Leeville royalty on August 17, 2012. Royalty income for the year ended December 31, 2012 was $1,750,975 offset by gold tax and depletion of $1,213,940 for net royalty income of $537,035 (2011 - $Nil).

Exploration Expenditures:

Net exploration expenditures increased by $4,492,977 to $8,330,201 in the year. Significant aspects of the increase were:

  Expenditures at Koonenbury in Australia increased by $1,147,787 to $2,136,044 as the Company was required to meet certain minimum expenditure commitments pursuant to property agreements.

  The Company spent $1,430,225 in Turkey, compared to $486,661 in the prior period. The costs for the Akarca project were primarily paid for by Centerra in 2011, however, in 2012 the Akarca project reverted back to 100% EMX at which time the Company incurred all expenses on the project.

  The Company incurred $538,123 on exploration projects in Brazil held by its recently acquired wholly owned subsidiary, Bullion Monarch.

  In the USA, the Company incurred $1,983,542 in net expenditures compared with $919,258 for the prior period partly due to the termination of the Regional Acquisition Agreement with Vale during the year, and partly due to increased exploration activities.

  In April 2012, Newmont relinquished its interest to EMX in the 50 square kilometer Research Permit that covers the Grand Bois historic resource area, and the Company incurred $630,527 in expenditures related to ongoing management of the project and a Preliminary Economic Assessment.

General and Administrative and Other

  General and administrative (“G&A”) expenses increased from $5,632,573 to $9,393,196 for the current year. The year 2012 was very active at the corporate level and significant costs were incurred. The Company investigated numerous strategic investments and incurred legal and other diligence expenses on these business development activities. The Company incurred expenses for its New York Stock Exchange (“NYSE”) listing, including legal, accounting, filing, and NYSE listing fees. Increases in salaries and consulting costs from $1,385,974 to $3,123,266 were due to additions to key positions within the Company’s technical team, increased remuneration levels, an accrual for severance payments and an increased number of consultants engaged to support the Company’s business development area. Other key personnel were added during the year such as the Company’s Chief Legal Officer. The Company also incurred costs related to the office relocation of its Denver based subsidiary and an overall increase in the administrative overheads of the Vancouver and US offices to support the increased corporate activity during the year. The Company has assessed its level of G&A expenditures, and during 2013 has undertaken cost cutting measures aimed at reducing these costs.

  Substantial costs were incurred for the acquisition of Bullion Monarch ($940,591 in addition to transfer agent and filings fees in excess of $250,000 directly related to the transaction).

  The Company incurred an equity loss in associated companies of $1,144,407 (2011 - $177,411) which is primarily EMX’s portion of the exploration expenditures incurred by IGR on the Malmyzh project. The Company acquired its interest in IGR in Q3 of 2011 which is reflected in the lower equity loss of $177,411 in the prior period.

  A change in the fair value of held-for-trading investments resulted in a loss of $662,957 for the current year, compared to a loss of $13,326 in the prior period.

  The Company incurred a write-off of exploration and evaluation assets of $1,362,723 which was an increase in loss of $953,851 from the $408,872 that was written-off in the prior period.

Three month period ended December 31, 2012

The Company had a loss of $6,267,944 (2011 - $3,266,452) for the three months ended December 31, 2012. The loss was greater than its comparative period for the same reasons discussed above for the year with the exception of the $537,035 net royalty income.

LIQUIDITY

The Company’s working capital position at December 31, 2012 was $22,702,855 (2011 - $40,742,549) and is sufficient to fund its exploration programs and administrative expenditures through and beyond the next twelve months. The Company obtains its cash requirements through the issuance of shares, funding from joint venture partners, royalty income, attracting additional joint venture partners and the sale of available investments and marketable securities all of which are used to finance further property acquisitions, explore and develop its mineral properties, and obtain strategic investments. During 2012, the Company acquired Bullion and began receiving royalty revenue from Bullion’s 1% GSR on the Leeville royalty. These royalty revenues will be used to offset expenditures during the upcoming year; however, the Company cannot predict the level of royalty income that it will receive from Newmont from the GSR.

Operating activities

Cash used in operations was $14,369,528 for the year ended December 31, 2012 (2011 - $5,265,150) and represents expenditures primarily on mineral property exploration and secondarily on general and administrative expense for both periods, offset by royalty income received in the year.

Financing activities

The Company received $1,049,670 (2011 - $525,728) from the exercise of stock options and $1,898,995 (2011 - $Nil) from the exercise of warrants for a total of $2,948,665 in cash provided by financing activities.

Investing activities

During the year ended December 31, 2012, Eurasian expended $4,279,727 related to the acquisition of Bullion Monarch Mining (2011 - $Nil) which was offset by $318,378 of cash acquired in the acquisition. Also during the year, the Company received $360,791 (2011 - $343,145) as interest on its cash and cash equivalents. The Company expended $1,969,705 (2011 - $566,882) on the purchase of strategic investment marketable securities and received $768,418 (2011 - $86,200) on the sale of marketable securities. Eurasian expended $2,061,551 (2011 - $1,993,188) on the purchase of its equity investment in IGR and now owns greater than 36% of IGR on a fully diluted basis. The Company purchased property and equipment in the amount of $1,236,022 (2011 - $158,215), the majority of which relates to the Company’s new Denver office. Restricted cash utilized $78,473 (2011 - $231,132) and cash expended in the acquisition of exploration and evaluation assets was $128,146 (2011 - $92,871).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ANNUAL INFORMATION

As at	December 31, 2012	December 31, 2011	March 31, 2011

Financial positions
Working capital	$22,702,855	$40,742,549	$48,076,222
Exploration and evaluation assets (net)	4,940,941	6,086,396	6,253,850
Royalty interest	38,738,592	-	-
Total assets	82,475,787	52,030,105	57,198,191
Share capital	114,414,001	77,122,016	75,058,770
Deficit	(55,999,368)	(35,097,315)	(25,348,498)

		Nine month
	Year ended	period ended	Year ended
	December 31, 2012	December 31, 2011	March 31, 2011

Financial results
Royalty income	$1,750,975	$-	$-
Exploration expenditures (net)	8,330,201	3,837,224	4,755,768
Net loss	(20,916,730)	(9,748,817)	(10,309,566)
Net loss per share - basic and diluted	(0.35)	(0.19)	(0.26)

QUARTERLY INFORMATION

Fiscal quarter ended	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012

Royalty income	$1,198,727	$552,248	$-	$-
Exploration expenditures	3,652,142	3,541,622	4,180,475	2,114,067
Exploration recoveries	(847,539)	(881,560)	(2,351,981)	(1,077,025)
Share-based payments	1,045,146	964,063	197,023	593,377
Net loss for the period	(6,267,944)	(6,550,000)	(4,030,597)	(4,053,512)
Basic and diluted net loss per share	(0.07)	(0.12)	(0.08)	(0.08)

Fiscal quarter ended	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011

Royalty income	-	-	-	-
Exploration expenditures	2,841,775	2,736,112	2,858,256	3,189,698
Exploration recoveries	(2,002,969)	(1,113,336)	(1,482,614)	(1,469,725)
Share-based payments	458,091	1,668,471	191,091	601,867
Net loss for the period	(3,266,452)	(4,257,189)	(2,225,176)	(3,817,547)
Basic and diluted net loss per share	(0.07)	(0.08)	(0.04)	(0.08)

Factors that cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with fluctuating levels of operations activities on its exploration projects and due diligence undertaken on new prospects. See also “Forward Looking Information” above.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the twelve month period ended December 31, 2012	Salary or Fees	Payments	Total
Management	$742,003	$940,920	$1,682,923
Outside directors	102,000	306,159	408,159
Seabord Services Corp. *	477,600	-	477,600
Total	$1,321,603	$1,247,079	$2,568,682

		Share-based
For the nine month period ended December 31, 2011	Salary or Fees	Payments	Total
Management	$408,251	$1,106,131	$1,514,382
Outside directors	72,000	323,951	395,951
Seabord Services Corp. *	319,800	-	319,800
Total	$800,051	$1,430,082	$2,230,133

(*)Seabord Services Corp. (“Seabord”) is a management services company controlled by Michael Winn, the Chairman of the Board. Seabord provides a chief financial officer, a corporate secretary, accounting staff, administration staff and office space to Eurasian. Christina Cepeliauskas, the Chief Financial Officer, and Valerie Barlow, the Corporate Secretary, are employees of Seabord and are not paid directly by Eurasian.

Related Party Assets and Liabilities	Service or Term	December 31, 2012	December 31, 2011
Amounts due to:
David M. Cole, President and CEO	Expense reimbursement	$7,579	$33,289
Christina Cepeliauskas, CFO	Expense reimbursement	3,822	-
Directors	Fees and expense reimbursement	38,047	-
Seabord Capital Corp.	Expense Reimbursement	572	-
		$50,020	$33,289

ACCOUNTING POLICIES

New accounting policies

Revenue Recognition

The Company recognizes revenue in accordance with IAS 18 Revenue. Royalty revenue is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale will flow to the entity and the costs incurred in respect of the transaction can be measured reliably. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty Interests

Royalty interests in mineral properties include acquired royalty interests in production stage and development stage properties. In accordance with IAS 38 Intangible Assets, the fair value of acquired royalty interests in mineral properties is capitalized as intangible assets.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future.

Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and mine properties.

Amendments to IFRS 7 Financial Instruments: Disclosures

The amendments increase disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

Amendments to IAS 12 Income Taxes

The amendments are made regarding Deferred Tax: Recovery of Underlying Assets and introduce an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on an investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 Property, Plant and Equipment should always be on a sales basis.

Effective January 1, 2012, the Company has adopted amendments to IFRS 7, Financial Instruments: Disclosures, and IAS 12, Income Taxes, and concluded that there are no material changes as a result of adopting these amendments.

Significant accounting policies and interpretations issued but not yet effective

The Company has initially assessed that there will be no material reporting changes as a result of adopting the new standards outlined below; however, enhanced disclosure requirements are expected.

(a) Effective for annual periods beginning on or after January 1, 2013

  IFRS 10 Consolidated Financial Statements

  This new standard provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12
  Consolidation – Special Purpose Entities.

  IFRS 11 Joint Arrangements

  This new standard improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non- Monetary Contributions by Venturers.

  IFRS 12 Disclosure of Interests in Other Entities

  This new standard combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

  IFRS 13 Fair Value Measurement

  This new standard defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRS require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS or address how to present changes in fair value.

  Amendments to IAS 27 Consolidated and Separate Financial Statements

  The amendments provide guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements.

  Amendments to IAS 28 Investments in Associates

  The amendments provide guidance on the application of the equity method to associates, subsidiaries and joint ventures.

(b) Effective for annual periods beginning on or after January 1, 2015

  IFRS 9 Financial Instruments

  This new standard partially replaces IAS 39 Financial Instruments: Recognition and Measurement.

Critical Account Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the accounting for the acquisition of Bullion as areas that required critical judgments in applying accounting policies that had a significant effect on the amounts recognized in the consolidated financial statements. Details of the transaction are disclosed in Note 3 to the consolidated financial statements for the year ended December 31, 2012.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to consolidated financial statements for the year ended December 31, 2012.

a)	Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and royalty properties.

c)	Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount

d)	Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected tax losses applicable to the royalty stream are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from its Carlin Trend royalty property in Nevada to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that Newmont will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or United States dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the United States dollar or local currencies could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2012 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE MKT and the TSX Venture Exchange. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis, beginning in 2014, certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting beginning with the fiscal year ended December 31, 2012. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

The Company became a non-Venture Issuer in conjunction with its listing on NYSE MKT in January 2012. Therefore, it is now required to report on disclosure controls and procedures and internal controls over financial reporting. The Company retained an independent third party specialist to assist in the creation, assessment, and evaluation of disclosure and internal controls and procedures.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2012 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Management evaluated the Company’s internal control over financial reporting at December 31, 2012 and concludes that it is effective and that no material weaknesses were identified.

OUTSTANDING SHARE DATA

At April 2, 2013, the Company had 72,304,540 common shares issued and outstanding. There were also 4,748,700 stock options outstanding with expiry dates ranging from September 18, 2013 to October 16, 2017, and 10,300,533 warrants outstanding with expiry dates ranging from February 15, 2015 to November 12, 2015.